September 21, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn: Heather Clark, Division of Corporation Finance

Re: CIRCOR International, Inc.
Form 10-K for the Year Ended December 31, 2021
Form 8-K furnished August 11, 2022
File No. 001-14962

Dear Ms. Clark:

We are in receipt of the letter, dated September 14, 2022, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by CIRCOR International, Inc. Per your communications with our counsel, we anticipate responding to the comments by October 13, 2022.

If you have any questions regarding the foregoing or otherwise, please do not hesitate to call me at (781) 270-1248.

Sincerely,

/s/ Arjun Sharma

Arjun Sharma
Chief Financial Officer & SVP Business Development

cc: Andrew Blume, Division of Corporation Finance
Jessica Wenzell, CIRCOR General Counsel & Chief People Officer
Jonathan Wolfman, WilmerHale